SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR CALLS FOR EARLY SALE OF LONDON STANSTED AS TRAFFIC COLLAPSE S

Ryanair, the UK’s largest airline, today (10th June 2009) called for the early sale of London Stansted after BAA figures confirmed that passenger traffic at the airport collapsed by 19% in May and highlighted that traffic has now plummeted by 15% at London Stansted in the first five months of 2009.

Ryanair also called for Gordon Brown to follow the lead of the Belgian and Dutch governments by scrapping his £10 tourist tax in response to the 7% fall in traffic at BAA’s UK airports so far this year which has resulted in huge losses for London and UK tourism.

Ryanair’s Stephen McNamara said,

“Today’s confirmation that London Stansted traffic has collapsed by 19% so far this year, proves that the Competition Commission’s recommendation that that airport be sold is the only way to protect London tourism and jobs and we call for the fast-tracking of its sale in order to tackle the airport’s plummeting traffic.

The abysmal performance of the BAA airports underlines the urgent need for government action to protect UK tourism and UK jobs. BAA airports have lost almost 5 million passengers so far this year and the UK Government must follow the lead of the Belgian and Dutch governments by scrapping its insane £10 tourist tax.”

Ends.                               Wednesday, 10th June 2009

For further information:

Stephen McNamara– Ryanair                           Pauline McAlester – Murray Consultants

Tel: 00 353 1 812 1271                                       Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  10 June 2009

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary